Natera, Inc.

November 12, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Nudrat Salik
Terence O’Brien

Re: Natera, Inc.

Form 10-K for the Year Ended December 31, 2020

Form 10-Q for the Period Ended June 30, 2021

File No. 001-37478

Ladies and Gentlemen:

Reference is made to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated September 22, 2021 (the “Comment Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) of Natera, Inc. (the “Company”). In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the 2020 Form 10-K.

Staff Comment No. 1

Form 10-Q for the Period Ended June 30, 2021

10. Debt

Convertible Notes, page 34

1. We note that the conversion rate and corresponding conversion price of the Convertible Notes due 2027 are subject to adjustment upon the occurrence of certain events. Specifically, the holders of the Convertible Notes who redeem their Convertible Notes in connection with a make-whole fundamental change are, under certain circumstances, entitled to an increase in the conversion rate. Please tell us what consideration was given to ASC 815-15 in assessing whether the conversion features of these Convertible Notes should be accounted for as a derivative.

Company Response to Comment No. 1

The Company acknowledges that the holders of the Convertible Notes who redeem their Convertible Notes in connection with a make-whole fundamental change are, under certain circumstances, entitled to an increase in the conversion rate (the “Make-Whole Feature”). As discussed in further detail, the Company respectfully advises the Staff that the Make-Whole Feature meets the “own equity” scope exception to the derivative accounting guidance in ASC 815-10-15-74(a) and thus does not meet the bifurcation condition in ASC 815-15-25-1(c). Therefore, the Company concluded that the Make-Whole Feature should not be accounted for as a derivative. All other conversion features of the Convertible Notes also meet the scope exception in ASC 815-10-15-74(a).

Under ASC 815-10-15-74(a), a reporting entity is not required to treat a contract issued or held by that reporting entity as a derivative instrument if the contract is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. The analysis of the scope exception in ASC 815-10-15-74(a) with respect to the Make-Whole Feature is as follows:

Analysis of ASC 815-10-15-74(a)(1) — Is the Make-Whole Feature indexed to the Company’s own stock?

Yes.

The Company applies the two-step model in ASC 815-40-15-7 to determine whether the Make-Whole Feature is considered indexed to its own stock:

1.	ASC 815-40-15-7(a) — Evaluate the instrument’s contingent exercise provisions, if any.

Under ASC 815-40-15-7A, an exercise contingency does not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock if it is not based on either (a) an observable market, other than the market for the issuer’s stock (if applicable) or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations.

The exercisability of the Make-Whole Feature is contingent on certain events occurring, none of which are based on an observable market, other than the market for the Company’s common stock; or an observable index, other than an index calculated or measured solely by reference to the Company’s own operations. As such, consistent with ASC 815-40-15-7A, the exercise contingencies do not preclude the Make-Whole Feature from being indexed to the Company’s own stock.

2.	ASC 815-40-15-7(b) — Evaluate the instrument’s settlement provisions.

To evaluate the Make-Whole Feature’s settlement provisions, the Company performed an analysis of ASC 815-40-15-7C through 15-7G to determine whether the equity-linked feature in the instrument can be considered indexed to the Company’s own stock. The conversion rate is not considered fixed-for-fixed. However, under ASC 815-40-15-7D, the Make-Whole Feature would still be considered indexed to the Company’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. Under ASC 815-40-15-7F, the Make-Whole Feature would not be considered indexed to the Company’s own stock if its settlement amount is affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares.

The Make-Whole Feature to adjust the conversion rate solely compensates holders for the lost time value in the conversion option as a result of an early conversion upon the occurrence of a make-whole fundamental change. Management has corroborated this through review of the underlying conversion rate adjustment calculation as well as discussions with its legal and investment banking advisors. For the avoidance of doubt, the adjustment calculation is not designed to protect against adverse changes in the fair value of the conversion option due to changes in the fair value of the Company’s common stock, provide an adjustment to the terms of the conversion option that exceeds the effect that the specified event would have on the time value of the conversion option, or provide a settlement based on a fixed monetary amount.

 The increase in the conversion rate is determined based on a table with axes of stock price and time, which would both be inputs in a fair value measurement for a fixed-for-fixed option on equity shares; and is not affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares. As the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares, the Make-Whole Feature is considered indexed to the Company’s own stock under ASC 815-40-15-7D. This conclusion is consistent with that reached with respect to a similar provision in ASC 815-40-55, Example 19, in ASC 815-40-55-45 and 55-46.

Analysis of ASC 815-10-15-74(a)(2) - Would the Conversion Option be classified in stockholders’ equity?

Yes.

To determine whether the Make-Whole Feature can be classified in stockholders’ equity, the Company first considers whether any of the alternatives to settle the Make-Whole Feature would preclude equity classification. Under ASC 815-40-25-7 through 25-9, contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the entity, with limited exceptions. The Make-Whole Feature permits the Company to choose any of the settlement alternatives (cash settlement, physical settlement, or combination settlement), and the form of consideration in settling the contract is the same for the holders of the underlying shares. As such, equity classification is not precluded.

ASC 815-40-25-10 summarizes additional conditions that must be met for a contract to be classified as equity, which are evaluated as follows:

●	ASC 815-40-25-10(b) — Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.
○	The Company has sufficient authorized and unissued shares of common stock (considering all other dilutive securities) to settle the maximum number of shares that may be issuable resulting from the conversion option. Accordingly, this condition is met.
●	ASC 815-40-25-10(c) — Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
○	There is an explicit limit on the number of shares to be delivered to settle the conversion option, but that limit is subject to the anti-dilution conversion rate adjustments related to the Make-Whole Feature. However, the occurrence of these conversion rate adjustments is within the Company’s control, and thus the Company has control over the amount of authorized common stock available to settle the conversion option and avoid having to settle any such requirement in cash. Accordingly, this condition is met.
●	ASC 815-40-25-10(d) — No required cash payment (with the exception of penalty payments) if the entity fails to timely file. There is no requirement to net cash settle the contract in the event the entity fails to make timely filings with the Securities and Exchange Commission (SEC).
○	There is no such requirement. Accordingly, this condition is met.

●	ASC 815-40-25-10(e) — No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.
○	There are no such provisions. Accordingly, this condition is met.

As all of the equity classification conditions are met, if the Make-Whole Feature were freestanding, it would be classified in stockholder’s equity.

In accordance with ASC 815-40-35-8, the Company reassesses equity classification at each balance sheet date.

Staff Comment No. 2

Form 10-K for the Year Ended December 31, 2020

Note 1. Description of Business, page 94

2. We note that the company operates in one segment, which is the development and commercialization of molecular testing services, applying its proprietary technology in the fields of women’s health, oncology and organ health. The Company also has multiple product offerings including: Panorama Non-Invasive Prenatal Test that screens for chromosomal abnormalities of a fetus as well as in twin pregnancies; Signatera, which detects circulating tumor DNA in patients previously diagnosed with cancer to assess molecular residual disease and monitor for recurrence; and Prospera, to assess organ transplant rejection. We also note the following:

●	On your website, you describe yourself as a global leader in cell-free DNA testing with a focus on women’s health, oncology, and organ health;
●	Your leadership team per your website consists of General Managers for each of the following areas: Women’s Health, Oncology, and Organ Health;
●	During your earnings call held on August 5, 2021, there were multiple references to the Women’s Health business as well as separate discussions related to Organ Health and Oncology; and
●	We note that your leadership team per your website consists of General Managers for each of the following areas: Women’s Health, Oncology, and Organ Health.

In light of the above, please help us better understand how you determined that you have only one operating segment based on the guidance of ASC 280-10-50. Please specifically address the following:

●	Tell us the title and describe the role of the Chief Operating Decision Maker ("CODM") and each of the individuals that report to the CODM;
●	Identify and describe the role of each segment manager;
●	Tell us how often the CODM meets with his/her Direct Reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
●	Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared;
●	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget; and
●	Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Company Response to Comment No. 2

We acknowledge the Staff’s comment and offer the following explanation.

Overview

Per FASB ASC 280-10-50-1, “an operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with components of the same public entity).
b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c)	Its discrete financial information is available.

The Company has analyzed its organizational structure and business operations using the guidance provided in ASC 280-10-50. The Company considered all relevant factors, including its organizational structure, its compensation structure, and relevant factors the CODM considers in evaluating the Company’s performance and making operating decisions. For the reasons elaborated below, the Company has determined that as of December 31, 2020, it has one operating segment and one reportable segment: the development and commercialization of molecular testing services. The Company updates its assessment at the end of each reporting period. For the same reasons elaborated below, the Company has determined that as of September 30, 2021, it continues to have one operating segment and one reportable segment.

Background

The Company generates revenue from different products, all of which are DNA-based tests. Each product uses the Company’s core technology and expertise in cell-free DNA, has the same class of customer (i.e., human patients), and is a screening or diagnostic test in nature.

Furthermore, all of the Company’s products share common characteristics in their production workflow; their production consumables and reagents are sourced from the same vendors; the same lab specialists oversee all products; the products are performed in the same laboratories and using the same lab systems (LIMs); and the products share the same reporting process and genetic counselor resources. The Company’s product revenues are primarily comprised of revenues received from the following tests:

a.	Panorama: Panorama is a cell free-DNA-based test that screens for common chromosomal conditions that affect a baby’s health.
b.	Horizon: Horizon carrier screening is a cell free-DNA-based test that helps couples determine the risk of passing on serious genetic conditions to their child.
c.	Empower: Empower is a cell-free DNA-test for those who want to know more about their risk of developing cancer, why it might be common in their family, or want to inform treatment options following a cancer diagnosis.
d.	Signatera: Signatera assesses levels of circulating cell-free DNA from a tumor to assess the status of patients previously diagnosed with cancer.
e.	Prospera: Prospera assesses levels of donor-derived cell-free DNA in a patient to identify indications of organ rejection.

The title and role of the Chief Operating Decision Maker ("CODM") and each of the individuals that report to the CODM

Steve Chapman is the Chief Executive Officer of the Company and is Chief Operating Decision Maker (CODM) of the Company in accordance with ASC 280-10-50-5. Mr. Chapman is responsible for allocating resources within the organization and assessing performance of the Company. Mr. Chapman has overall responsibility for the Company’s consolidated business, financial results and operations, including the approval of financial targets in the annual budgeting process, and he has final accountability and sole authority for key operating decisions. Mr. Chapman uses financial information at the Company consolidated level to assess the Company’s performance and to make key operating decisions, including the allocation of resources.

The list below describes the roles and responsibilities of the individuals who report to the CODM (the “Direct Reports”). None of the Direct Reports have the authority to make operating decisions, which are made by the CODM. As such, none of the Direct Reports are a CODM or part of a group constituting the CODM in accordance with ASC 280-10-50-5 through 280-10-50-9.

●	Robert Schueren serves as the Company’s Chief Operating Officer. Mr. Schueren has responsibility for all products lab operations, human resources, facilities, supply chain, and regulatory compliance, quality control and corporate marketing.
●	Phil Grinnell serves as the Company’s Senior Vice President of Sales. Mr. Grinnell’s responsibility is to oversee all sales efforts associated with all products of the Company.
●	Eric Evans serves as the Company’s Chief Scientific Officer. Dr. Evans is responsible for overseeing all research and development efforts associated with all products of the Company.
●	Mike Brophy serves as the Company’s Chief Financial Officer. Mr. Brophy is responsible for the overall leadership of the finance, billing, and investor relations functions, none of which are product-specific but all of which support the Company’s activities across all products.
●	Rishi Kacker serves as the Company’s Chief Technology Officer. Mr. Kacker is responsible for the overall leadership of the information security and technology functions, which supports the Company’s activities across all products.
●	Daniel Rabinowitz serves as the Company’s Secretary and Chief Legal Officer. Mr. Rabinowitz is responsible for advising on legal risks and issues the Company faces, which responsibility supports the Company’s activities across all products.
●	Ramesh Hariharan serves as the General Manager of the Company’s products that address conditions affecting women’s health. In this role, his responsibility is to oversee, and to advise the CODM regarding, product opportunities, medical affairs, and commercial strategies, including marketing activities, for the Company’s women’s health applications. He is not responsible for research and development of the Company’s women’s health products, sales execution, or laboratory operations, nor financial, technical or legal matters related to the Company’s women’s health applications, all of which are managed for the Company as a whole across all products as described above.
●	Solomon Moshkevich serves as the General Manager of the Company’s products that have applications in oncology. In this role, Mr. Moshkevich’s responsibility is to oversee, and to advise the CODM regarding, product opportunities, medical affairs, and commercial strategies, including marketing activities, for the Company’s oncology applications. He is not responsible for research and development of the Company’s oncology products, sales execution, or laboratory operations, nor financial, technical or legal matters related to the Company’s oncology applications, all of which are managed for the Company as a whole across all products as described above.
●	Bernie Tobin serves as the General Manager of the Company’s products that address conditions affecting organ health and transplant. In this role, his responsibility is to oversee, and to advise the CODM regarding, product opportunities, medical affairs and commercial strategies, including marketing activities, for the Company’s organ health and transplant applications. He is not responsible for research and development of the Company’s organ health and transplant products, sales execution, or laboratory operations, nor financial, technical or legal matters related to the Company’s organ health and transplant applications, all of which are managed for the Company as a whole across all products as described above.
●	John Fesko serves as Chief Business Officer and is responsible for business development and strategic corporate opportunities. Mr. Fesko’s responsibilities support the Company’s activities across all products.
●	Jonathan Sheena is a co-founder and former CTO who is currently in a consulting role for multiple technical and product support and development projects.

Role of Segment Managers

N/A – The Company is organized and managed by the CODM as a single operating segment. As noted above, the GMs oversee and advise the CODM regarding product opportunities, medical affairs and commercial strategies, including marketing activities, for the Company’s women’s health, oncology and organ health and transplant applications (each a “Product Group” and collectively, the “Product Groups”). The GMs are not responsible for research and development of the Company’s products, sales execution, or laboratory operations, nor financial, technical or legal matters related to the Company’s applications, all of which are managed for the Company as a whole across all Product Groups.

Tell us how often the CODM meets with his/her Direct Reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

The CODM holds executive leadership team (“ELT”) meetings twice per month with his Direct Reports and other members of senior management. During these meetings, the attendees discuss customer and product opportunities, new technology and opportunities, potential acquisition targets, strategic matters, and other relevant business matters, generally either on an overall Company basis or a product by product basis. There is no specific financial information that CODM reviews during such ELT meetings.

The CODM reviews and discusses certain financial information during monthly revenue and volume review meetings with the Finance organization, which are also attended by the GMs. The primary purpose of monthly revenue meetings is to review and discuss trends and strategies to improve collections from third party payers for the Company’s tests. This meeting is attended by, among others, the CODM, CFO, GMs, SVP of Finance, VP of Financial Planning & Analysis, Sr. Director Finance-Revenue Cycle Management, and SVP of Sales. The CFO and Sr. Director Finance-Revenue Cycle Management present the following:

(i) average selling price (revenue per unit) for each product,

(ii) collections strategies and related operational KPIs; and

(iii) payer reviews.

During the monthly volume reviews, the CODM with the rest of the attendees review actual, budgeted, and projected volumes on a product by product basis; volumes by quarter and volumes by year on an aggregated basis for products addressing conditions in each Product Group.

In addition to the above, the CODM conducts an ELT Offsite Meeting once or twice a year during which the CODM and other ELT members review the following:

(i) strategic project planning;

(ii) consolidated financial performance and forecasting;

(iii) consolidated budget versus actual;

(iv) volumes by product and by Product Group;

(v) revenues (average selling price) by product and by Product Group;

(vi) cost of goods sold by product;

(vii) margin impact by Product Group;

(viii) gross profit by Product Group;

(ix) budget baseline consolidated and by department; and

(x) other supporting miscellaneous items such as headcount, travel spend, etc.

The CODM utilizes financial information and results from the Product Groups on a consolidated basis to make operational decisions for the Company. The Company respectfully advises the Staff that the Company does not deem the one or two ELT Offsite Meetings per year to be frequent or regular enough to constitute a regular review of financial information to make operating decisions as contemplated in the definition of an operating segment under ASC 280-10-50-1.

Information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared.

Financial information provided to the CODM and the Board of Directors (the “Board”) comprises materials provided in connection with all externally published financial information, such as 10Qs and 10Ks, as well as Audit Committee and Board meetings, which generally take place on a quarterly basis. The financial results regularly discussed at the meetings with the Audit Committee and the Board of Directors consist of the following financial information:

(i) consolidated revenues;

(ii) consolidated cost of revenues;

(iii) consolidated gross margin;

(iv) average revenue for each product;

(v) average cost for each product;

(vi) consolidated research and development expenses;

(vii) consolidated sales, general and administrative expenses;

(viii) consolidated EBIT;

(ix) consolidated cash burn;

(x) gross margin for the women’s health Product Group; and

(xi) revenue and unit volume contribution by Product Group.

In addition, the CODM reviews with the Board on a quarterly basis consolidated financial and operating targets and a consolidated budget and operating plan for the Company’s next fiscal year. At this time, the CODM also reviews revenue and volume targets by Product Group, as well as a margin target for the women’s health Product Group, but not the other Product Groups. However, in approving the Company’s budget and annual operating plan, the CODM and the Board utilizes the consolidated financial and operating targets presented by the CODM. In addition, in evaluating the Company’s performance at the end of the fiscal year, the CODM and the Board utilizes the Company’s consolidated financial and operating results compared to the approved budget and operating plan, rather than the operations of the individual Product Group.

The Company does not believe the criteria set forth in ASC 280-10-50-1 are met as there are not discrete operating results regularly available, including a measure of profit or loss for each of the individual Product Groups, that would be sufficient for the Board and CODM to assess performance of or allocate resources to any Product Group.

Budget Preparation Process

The Company undertakes a formal budgeting process on an annual basis. Preliminary consolidated revenue, gross margin and cash burn targets for the Company are developed based on guidance from the CODM and incorporated into the Company’s preliminary financial models. These models consider historical results, consolidated and by-product sales, and capital deployment (e.g., acquisitions and internal investments).

The CODM ultimately approves the operating budget at the consolidated level. Budgets are developed by budget owners, who may be department heads or project leads. The majority of budget owners are members of the ELT. Once the budget owner finalizes and approves his or her budget, the CODM then reviews proposed budgeted expenses at the income statement level, such as cost of product revenues, volumes,and direct and indirect cost per unit by product; sales and marketing expenses by department product and Product Group; general and administrative expenses by department; and R&D by department and by project. Research and development expenses are forecasted on a project-specific basis and at the department level.

Sales and marketing expenses are forecasted at the department, product and Product Group level.

General and administrative expenses, which include accounting, finance, billing, corporate investor relations, corporate marketing, facilities, legal, information technology and human resources, are generally budgeted as shared services across all products. Customer service is budgeted at the product level as it has unique product-specific requirements.

Revenue is forecasted for each product. The CODM reviews forecasted revenues for each product and Product Group.

The CODM directs changes to the operating budget at the consolidated income statement level. Upon approval of the consolidated budget by the CODM, the consolidated budget is then presented to the Board of Directors for approval.

Basis for Determining Compensation of Direct Reports of the CODM

The compensation of the individuals reporting to the CODM consists of base salary and benefits, and annual cash and equity incentives as well as long-term equity incentive awards. Substantially all of the performance criteria underlying compensation plans are guided by performance of the entire Company on a consolidated basis.

Base salaries, which are subject to annual review and adjustment, for the CODM’s Direct Reports are based on an evaluation of individual performance, competitive market data provided through survey and peer group data for comparable roles, the scope, complexity, difficulty and criticality of the individual executive’s role, and retention considerations.

Annual cash incentives are based in part on Company performance (e.g., consolidated cash burn targets, consolidated margin goals, consolidated revenue goals) and in part on individual performance (e.g., professional development, achievement of specified individual goals). Individual performance metrics, including for the three GMs, do not include financial metrics such as revenue, cost of revenue or gross margin for a specific product or Product Group. Other than the CFO and COO, for whom 80% of the annual cash incentive is based on Company performance and 20% is based on individual performance, generally the cash incentive is based 50% on Company performance and 50% on individual performance.

Senior management, including all Direct Reports, receive performance-based equity awards that vest upon the Company’s achievement of specified milestones such as market capitalization or annual total revenue.

In addition, since 2020, the Company has not granted performance-based equity awards related to the performance of a Product Group to Direct Reports other than the following:

●	the organ health GM has received two performance equity awards based on performance milestones related to the organ health Product Group;
●	the oncology GM has received one performance equity award based on a performance milestone related to the oncology Product Group; and
●	the women’s health GM and one Direct Report have each received one performance equity award related to the women’s health Product Group.

Conclusion

As noted above, the Company’s CODM uses financial information at the Company consolidated level to assess the Company’s performance and to make key operating decisions, including the allocation of resources. None of the CODM’s Direct Reports, including the three GMs, are a CODM or part of a group constituting the CODM. The GMs focus on a particular Product Group, but the GMs are not responsible for research and development of the Company’s products, sales execution, or laboratory operations on a Product Group level, nor are they responsible for financial, technical or legal matters related to the Company’s individual Product Groups, all of which are managed for the Company as a whole across all products as described above. In addition, the financial and operating targets used by the Board in approving the Company’s budget and annual operating plan and in evaluating the Company’s performance is based on the Company’s consolidated targets and results, rather than the performance of a Product Group. Further, substantially all of the performance criteria underlying compensation plans for the Direct Reports, including the GMs, are guided by performance of the entire Company on a consolidated basis.

For these reasons, the Company has determined that as of December 31, 2020 and as of September 30, 2021, it has one operating segment and one reportable segment: the development and commercialization of molecular testing services. The Company also supplementally advises the Staff that it has revised its website, including the bios of its GMs, to clarify and reflect the Company’s operations as one operating segment.

Staff Comment No. 3

3. In light of the various product offerings disclosed, please tell us what consideration you gave to providing the product and service disclosures required by ASC 280-10-50-40.

Company Response to Comment No. 3:

ASC 280-10-50-40 requires a public entity to “report the revenues from external customers for each product and service or each group of similar product or service unless it is impracticable to do so.” ASC 280 does not define “similar” products and services. Therefore, determination of whether two or more products or services are similar and can be combined for purposes of the entity-wide disclosures will depend on the facts and circumstances of the particular entity. As mentioned above, the Company respectfully advises the Staff that all of the Company’s tests (referred to as products) are similar. All of the Company’s products are blood-based DNA tests that measure small amounts of relevant genetic material that are circulating within a sample of the patient’s blood (i.e., cell free-DNA). All tests have common characteristics in their production workflow; their production consumables and reagents are sourced from the same vendors; the same lab specialists oversee all products; the products use the same laboratory and lab systems (LIMs); and the products use the same reporting process and genetic counselor resources. All products have the same class of customer and each product is a screening or diagnostic test in nature. Therefore, the Company’s conclusion to disclose revenue for all products in aggregate is consistent with the requirements of ASC 280-10-50-40.

Please contact the undersigned, Mike Brophy, CFO at (415) 629-5023 or mbrophy@natera.com or Olesya Anisimova, Senior Vice President, Financial Controller at (650) 274-5444 or oanisimova@natera.com if you have any questions with respect to this response.

Very truly yours,

/s/ Mike Brophy

Mike Brophy

Chief Financial Officer

cc:   Daniel Rabinowitz, Esq., Chief Legal Officer